Exhibit 99.1

Entrée Gold Announces Appointment of Stephen Scott as President and Chief Executive Officer
Vancouver, B.C., March 22, 2016 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") announces that Stephen Scott has been appointed President and Chief Executive Officer of the Company effective April 1, 2016. Mr. Scott has been acting as the interim Chief Executive Officer since November 16, 2015. Concurrently with the appointment, Mr. Scott will be appointed to the Company's Board of Directors.
Entrée's Chairman, Lord Howard, stated: "We are very pleased that Stephen has assumed this leadership role on a permanent basis. Stephen brings with him over twenty five years of global experience in all mining industry sectors. Stephen's project management and execution experience will be an important asset in creating shareholder value as the Company positions itself for future growth."
Prior to joining Entrée, Mr. Scott was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, he held various global executive positions with Rio Tinto and currently serves on the board of directors of a number of public and private mining companies.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 15%, 11% and 9% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entreegold.com